# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NB Bancorp, Inc., CIK 0001979330
CUSIP: 63945M107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1063 Great Plain Avenue, Needham, Massachusetts (MA), 02492
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002110259

## Reporting persons
- Needham Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 3,074,812; shared voting power 341,646; sole dispositive power 3,416,458; shared dispositive power 0; aggregate amount beneficially owned 3,416,458 (7.5% of the class)

## Item 1. Issuer
Name of issuer: NB Bancorp, Inc.
Address of issuer's principal executive offices: 1063 Great Plain Avenue, Needham, Massachusetts, 02492

## Item 2. Person Filing
Name of person filing:
Needham Bank
Employee Stock Ownership Plan Trust
Trustee: Delaware Charter Guarantee & Trust Company dba Principal Trust Company
Address of principal business office or, if none, residence:
1013 Centre Road, Suite 300
Wilmington, Delaware 19805
Citizenship: Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 3,074,812
Percent of class: 7.5
Sole power to vote or to direct the vote: 3,074,812
Shared power to vote or to direct the vote: 341,646
Sole power to dispose or to direct the disposition: 3,416,458
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Needham Bank Employee Stock Ownership Plan Trust: /s/ Jared Gillespie, Jared Gillespie, Vice President Operations, Delaware Charter Guarantee & Trust Company dba Principal Trust Company, Trustee (02/13/2026)